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                           September 9, 2020

       Klaus Paulini, PhD
       President and Chief Executive Officer
       Aeterna Zentaris, Inc.
       315 Sigma Drive
       Summerville, South Carolina 29486

                                                        Re: Aeterna Zentaris,
Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed September 2,
2020
                                                            File No. 333-248561

       Dear Dr. Paulini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at (202) 551-6761 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Brian P. Fenske, Esq.